UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):        ☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K    ☒ Form 10-Q         ☐ Form N-SAR

For Period Ended:        March 31, 2011

      ☐ Transition Report on Form 10-K
      ☐ Transition Report on Form 20-F
      ☐ Transition Report on Form 11-K
      ☐ Transition Report on Form 10-Q
      ☐ Transition Report on Form N-SAR
For the Transition Period Ended:  _________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant: Cornerstone Healthcare Plus REIT, Inc.
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number) 1920 Main Street, Suite 400
City, State and Zip Code Irvine, CA 92614

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10 -D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Recent actions taken by the independent directors committee of our board of directors related to our public offering, and the committee's ongoing consideration of strategic alternatives to enhance stockholder value, including the evaluation of possible changes to the Company's advisory relationships, have raised certain considerations with a potential financial statement impact that have required additional time to consider and additional efforts on the part of the advisor. This has resulted in a delay in finalizing the Company's financial statements for the quarter ended March 31, 2011.  Therefore, the Company's Form 10-Q cannot be filed by the due date without unreasonable effort and expense.

At a meeting held on May 12, 2011, our independent directors committee requested that its independent financial advisor review the Company's total operating expenses, pursuant to the independent directors committee’s quarterly obligation to determine whether these expenses are in accordance with the limitations included in the Company’s charter. The charter requires that the independent directors determine if any excess expense, as defined in the charter, is justified.  If, following its review of such expenses, the independent directors committee does not find such excess expenses to be justified, then the advisor will be responsible for reimbursing to the Company the amount by which the aggregate annual expenses paid or incurred by the Company exceeded the charter-based limitations.  Such a finding would have an impact on the Company's financial statements for the quarter ended March 31, 2011.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Sharon Kaiser	949	852-1007
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   ☒ Yes         ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

     ☐ Yes        ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cornerstone Healthcare Plus REIT, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011	By:	/s/ Sharon C. Kaiser
Sharon C. Kaiser Chief Financial officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.